SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )1

GEVITY HR, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
374393106
(CUSIP Number)

copies to:
Greg Hammond, Esq.	Craig D. Jacoby, Esq.
TriNet Group, Inc.	Cooley Godward Kronish LLP
1100 San Leandro Boulevard, Suite 300	101 California Street, 5th Floor
San Leandro, CA 94577	San Francisco, CA 94111
(510) 352-5000	(415) 693-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Commissions)
June 1, 2009
(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	374393106	13D	Page	2	of	8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TriNet Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON

	CO

2.

     This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on March 6, 2009 (the “Schedule 13D”) by TriNet Group, Inc., a Delaware corporation (“TriNet Group”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Gevity HR, Inc., a Florida corporation (the “Company”), and is being filed to amend the Schedule 13D as specifically set forth below. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Item 4. Purpose of Transaction.
Item 4 is hereby amended by adding the following at the end thereof:
     On May 20, 2009, the shareholders of the Company approved the Merger Agreement, and on June 1, 2009, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the time at which the Merger became effective (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock held in the treasury of the Company or held by any direct or indirect wholly owned subsidiary of the Company and (ii) shares of Common Stock owned by Parent or Merger Sub or any direct or indirect wholly owned subsidiary of Parent or Merger Sub), including each share held by the ValueAct Shareholders, was converted into the right to receive $4.00 in cash, without interest and less applicable withholding taxes.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
     (a), (b) Neither the ValueAct Shareholders nor TriNet Group owns any shares of Common Stock.
(c) To the knowledge of TriNet Group, except for the transactions described in the Schedule 13D, as amended, with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in shares of Common Stock during the past 60 days.
     (d) Not applicable.
     (e) June 1, 2009.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
Item 6 is hereby amended by adding the following at the end thereof:
The information set forth in Item 4 of this Amendment is hereby incorporated by reference herein.

3.

Item 8. Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2009
(Date)

TRINET GROUP, INC.

/s/ Douglas P. Devlin

(Signature)

Douglas P. Devlin, Chief Financial Officer
and Chief Operating Officer
(Name/Title)

4.